UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2005         File No.    0-31192

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

News Release dated August 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: September 22, 2005	By: /s/ George Whatley George Whatley, President and Director

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, B.C. V3K 3Z8
(604) 939-4083
(www.alphagold.bc.ca)

August 30, 2005

Alpha Closes $600,000 Financing
New Director

George Whatley, Director of Alpha Gold Corp (TSX Venture:ALQ) (“Alpha”) announces that Alpha has closed the private placement of 957,260 Units announced June 2, 2005. A total of 285,000 of the Units were flow-through units. The warrants comprised in the Units and flow-through Units are exercisable to purchase an additional non-flow-through common share at a price of $0.50 until July 25, 2007. All shares issued, including any shares issued on exercise of the warrants, bear a legend restricting transfer until November 26, 2005. Alpha paid a 7% cash commission on 210,000 Units and issued 14,700 broker warrants to Canaccord Capital Corporation. Each broker warrant is exercisable to purchase a common share of Alpha at a price of $0.50 until July 25, 2007.

Alpha also announces that Dr. Claus te Wildt has agreed to serve on its board of directors. Dr. te Wildt is the Managing Director of the California based investment firm teMac Investments LLC, which has taken a sizeable position in Alpha. Dr. te Wildt holds an MBA and Ph. D. in Finance and before founding teMac he was the Global Head of the Institutional Business for Dresdner Asset Management, led the Strategic Planning Group of The Equity Division of Allianz and was a Consultant with Bain & Company. He will work very closely with Alpha’s management with a goal of seeking to facilitate a strategic partnership, joint venture or sale of Alpha to monetize the Lustdust Property’s independently verified Gold, Silver, Zinc and Copper resource.

For further information, please contact: George Whatley, President, Alpha Gold Corp., at Phone: (604) 939-4083 or Fax: (604) 939-4981. Alpha’s website is www.alphagold.bc.ca.

ON BEHALF OF THE BOARD

“George Whatley”

George Whatley, President and Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENTS OF THIS NEWS RELEASE.